Oracle Corporation	2300 Oracle Way Austin, Texas 78741	phone (737) 867-1000

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Anastasia Kaluzienski and Robert Littlepage

August 9, 2024

RE:	Oracle Corporation

Form 10-K for Fiscal Year Ended May 31, 2024

Response dated July 26, 2024

File No. 001-35992

Dear Ms. Kaluzienski and Mr. Littlepage:

This letter responds to the supplemental comment letter from the Staff of the Division of Corporation Finance, Office of Technology (the “Staff”), of the Securities and Exchange Commission (the “SEC”) to Safra Catz, Chief Executive Officer of Oracle Corporation (the “Company”), dated July 30, 2024, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2024. In this letter, we have recited the supplemental comment from the Staff in italicized type and have followed such comment with the Company’s response.

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Form 10-K filed June 20, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cloud and License Business, page 40

1.

We note your response to prior comment 1. In light of your discussions of cloud services revenues in your quarterly filings, please explain to us why you will not provide a quantified discussion of customer migrations in your forthcoming Form 10-Q.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that management does not currently evaluate quantitative information regarding customer migrations from software licenses (and the related license support) to the Oracle Cloud on a quarterly basis. Such customer migrations represent a significant long-term trend that the Company believes is important for investors to understand, which is why the Company has highlighted the trend in its recent Annual Reports on Form 10-K. That said, it is important to note that such customer migrations typically occur over an extended period of time and in multiple steps due to the technical complexity of a customer’s Oracle Cloud implementation and system changeover. As a result, the timeline of a successful migration varies on a customer-by-customer basis. For this reason, management currently evaluates customer migration data on a long-term basis and does not evaluate a quantified analysis on a quarterly basis. Consistent with this practice, the Company has not historically provided regular updates on customer migration trends in its Quarterly Reports on Form 10-Q or on its quarterly earnings calls.

In light of the foregoing, the Company believes that including a quantified discussion of customer migrations in its future Annual Reports on Form 10-K, starting with its Annual Report on Form 10-K for the fiscal year ending May 31, 2025 — rather than including such discussion in its Quarterly Reports on Form 10-Q — would better reflect how management evaluates the business and ultimately provide investors with a more accurate picture of management’s perspectives on customer migrations. Consequently, the Company believes this approach would be more consistent with the objective of Management’s Discussion and Analysis of Financial Condition and Results of Operations, as outlined in Item 303(a) of Regulation S-K, of better allowing investors to view the Company from management’s perspective. The Company confirms that it will include such a quantified discussion in such future filings with the SEC, to the extent that this trend remains material to the Company and is discussed in such filings.

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Please contact me at (650) 506-7000 if you have any further questions.

Very truly yours,

/s/ Brian Higgins

Brian Higgins
Senior Vice President and Corporate Secretary

cc:	Safra Catz, Chief Executive Officer, Oracle Corporation

Stuart Levey, Executive Vice President, Chief Legal Officer, Oracle Corporation

Maria Smith, Executive Vice President, Chief Accounting Officer, Oracle Corporation

Kimberly Woolley, Vice President, Asst. General Counsel and Asst. Secretary, Oracle Corporation

Sarah K. Solum, Freshfields Bruckhaus Deringer US LLP

Jacqueline A. Marino, Freshfields Bruckhaus Deringer US LLP